

INVEST IN **PHORMED**

Join Us in the Fight to Cure Cancer! Pre-Public Limited Time Offer *10% Bonus Discount*

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

1. In a clinical study, we helped 83% of patients beat cancer

2. Our drug repairs damaged cells and kills cancer



3 — On a mission to bring new hope and a brighter future to patients battling life-threatening diseases

4 — $3.5 million raised from >4,100 investors: Crowdfunding and Angel investors

5 — Undervalued position, potential to buy low/sell high. PhorMed = $53M; Similar Companies = $290M-1.2B

6 — FDA allowing "FAST-TRACKING" clinical studies = huge time & cost savings

7 — Our team has 533 peer-reviewed publications

8 — Company is ready to start three phase 2 studies

Team



Ben Chang CEO/Director

Mr. Chang has over 30 years of pharmaceutical and executive-level experience. He also has experience in international banking, venture capital, M&A, finance, go-public transactions, and organizational design and operations. He holds 2 patents.



Prof. Richard L. Chang Inventor/CSO

Dr. Chang has authored 122 peer-reviewed journal publications; has filed 9 patents for the treatment of cancer, inflammation, hematology, and neurological disorders; and has presented over 150 scientific abstracts.



Carole A. Salvador, Psy.D Secretary/Treasurer/HR Director

Dr. Salvador is the founder of Affiliates in Psychology and Education with over 34 years of experience. She was a principal at Cogent Resources and worked in Biochemistry research at Cornell Medical School and Pharmacology research at Burroughs Welcome.



Sean M. O'Connell, Ph.D CCO

Mr. O'Connell has over 30 years of experience as a Director, Medical Director, COO, CMO, Medical

 Mr. O'Connell has over 30 years of experience as a Director, Medical Director, COO, CMO, Medical Director, Clinical Research Manager, and VP & SVP of Medical Affairs. He has 65 peer-reviewed publications and 38 abstracts.



Joseph Huffman Finance Director

Joseph has 32 years of experience in finance and accounting, having worked as a VP in commercial lending and managing partner at Huffman & Huffman LLC CPAs since 1998. A CPA for 28 years, he's also served as a biotech Finance Director for over 13 years.



Julian Cepeda Head of Operations

Julian has a proven track record of executing and scaling digital paid media campaigns for brands like Marriott Hotels and Yuzu Group in the UK. He specializes in enhancing brand visibility and optimizing conversion rates. He holds a Masters in Marketing.



Xiaoxin Luke Chen Advisory Board

Dr. Chen is the Surgical Research Director at Cooper University Health Care. With over 30 years of experience, 5 book contributions, and 127 peer-reviewed publications, he has made significant contributions to cancer research.



Professor Renping Zhou Advisory Board

Mr. Zhou is the current Chairperson and Professor in the Department of Chemical Biology at Rutgers University in New Jersey. He has 36 years of experience in cancer research, has been awarded multiple grants, and has 162 peer-reviewed publications.



Professor Xi Zheng Advisory Board

Mr. Zheng currently holds the positions of Director, Research Professor, Unilever Chair and Associate member at Rutgers Cancer Institute of New Jersey. He has 102 peer-reviewed publications and 37 years of experience in cell biology, and cancer research.

Professor Harold H. Lee Advisory Board

Professor Lee has more than 20 peer-reviewed scientific papers in developmental biology and biotechnology, 4 patents in biotechnology, and 4 novels.

Our Drug Cures Cancer and Drastically Improves the Quality of Life for Patients

WHY INVEST



The company anticipates a clear path toward an open and ever-growing marketplace. Our planned GO-PUBLIC transaction offers our investors an exit strategy

Ben Chang, CEO, "We have an opportunity to forever change the options available to

patients suffering from these awful diseases. With our drug, patients will reclaim their lives and won't be saddled with long-lasting and damaging side effects."

WHAT WE DO

We save lives by treating life-threatening diseases, repairing damaged cells, killing cancer cells to destroy cancer at its core

Our *platform drug reverses disease utilizing cell repair therapy to target damaged and mutated cells, having the ability to fix various cell types and kill cancer cells. Additionally, our drug boosts the immune system's ability to fight cancer, an activity called immunotherapy. The drug is administered through intravenous infusions (I.V. drip).

*Platform is defined as one drug applied across many applications.



" The drug is administered through intravenous infusions "

THE PROBLEM

Many common life-threatening diseases have few to no treatment options or require dangerous treatments with long-lasting side effects

Many patients are often faced with the harsh reality of either no viable treatment options or, in cases like cancer, having to endure harmful and painful treatments with severe, long-lasting, and possible organ-damaging side effects. These harsh treatments can increase the already high chance of relapse. In some cases, severe side effects show up years after treatment.

THE SOLUTION

Our platform drug shows unparalleled promise in curing cancer and various other deadly diseases, giving patients the opportunity to reclaim their health and live fuller lives

We are currently in clinical trials, advancing the development of our platform drug, RP-323. This treatment targets life-threatening diseases, including Acute Myeloid Leukemia (AML) and Hodgkin's Lymphoma (cancer) in patients with relapsed/refractory disease, meaning their cancer resisted treatment or came back after first getting better, as well as Parkinson's disease (brain disorder) and Acute Respiratory Distress Syndrome (ARDS/Lung disorder).

Our technology is a targeted therapy that can repair a variety of damaged and mutated cells while killing cancer cells to directly attack cancer at its root.

HOW IT WORKS

(Watch the Video Below!)



How it works
PhorMed Info
RP-323
Watch on YouTube

THE BUSINESS MODEL

While we actively work on our go-public transaction, we continue to evaluate partnership opportunities for ongoing R&D and future distribution, allocating funds in the most efficient manner to achieve our primary goal: clinical success and saving lives.



Multiple Pathways To Market
Distribution
Pharmaceutical
Public


RIghts
Partnerships
Offering
IPO

CLINICAL SUCCESS

Our cell repair therapy:

• Helped 83% of our AML patients beat cancer

• Delivers significant tumor reduction in Hodgkin's Lymphoma

• Reduces lung inflammation, a key driver of ARDS, helping patients breathe again.

• Reduces brain inflammation, addressing a major factor in Parkinson’s disease progression

• Earned FDA has Fast-Tracked Phase 1 and Phase 2 for both our cancer studies

• Increases White Blood Cells (WBC) & Neutrophils (NEUT)

*(WBC & NEUT are part of the cancer-fighting immune system - see image below)


Immunotherapy
52-Patient Trial
WBC
NUET

CLINICAL PIPELINE



Indications	Discovery	Pre-Clinical	Phase 1	Phase 2	Phase 3
AML					
Hodgkin's Lymphoma					
ARDS					
Parkinson's disease					
Platelet Elevator		COMING SOON			

"PhorMed's lead technology is a cell repair therapy"



HOW ARE WE DIFFERENT



Non-Toxic
Limited Side Effects
No Long Hospital Stays

Our treatments set a new standard by prioritizing safety and effectiveness, tackling diseases at their root cause rather than merely alleviating symptoms

While current treatment options for some diseases can cause devastating side effects and possibly damage internal organs and healthy cells, particularly with cancer drugs, other disease states like Parkinson's and ARDS are limited to treatments only relieving symptoms.

Our drug changes that. It targets the underlying cause of these diseases, protecting organs and healthy cells from being damaged. We aim to offer safe and targeted treatments in places where they are not currently available.

KEY PARTNERSHIPS

Clinical Sites

The Research Continues

PhorMed has solidified a collaboration with two high-caliber clinical sites for upcoming trials: Winship Cancer Center at Emory University and Emory University School of Medicine in Atlanta, Georgia. Both sites are renowned for their medical research capabilities and have already been actively engaged with PhorMed to finalize collaborative agreements. Plans are well underway for the commencement of clinical trials and patient enrollment in targeted therapeutic areas. They have diligently reviewed our protocols, and actions are ongoing for deeper collaboration.



Other Partnerships



Manufacturing partner, one the largest and most respected contract research organizations (CRO) and contract manufacturing organizations (CMO) in the world.



Laboratory & pre-clinical partner, a global research and development facility with extensive servicing capabilities in the U.S. and worldwide.

ROADMAP



Phase & Action Roadmap

Go-Public



Parkinson's Disease (PD)	Acute Respiratory Distress Syndrome (ARDS)	Hodgkin's Lymphoma (HL)	Acute Myeloid Leukemia (AML)
Phase: Preclinical	**Phase:** Apply for Phase 2 human trials	**Phase:** Phase 2 with Winship Cancer Institute	**Phase:** Phase 2 with Winship Cancer Institute
Action: Complete preclinical study	**Action:** Prepare FDA application, Investigator's Brochure, and Phase 2 protocols	**Action:** Submit to FDA	**Action:** Send protocol to clincal site for review and start patient enrollment

OUR TRACTION

Our drug has been proven to be safe in early studies

The Phase I Study has been completed, establishing the safety validity of our drug. We are now in Phase II in 3 of our clinical studies.

Phase I Completed — PhorMed — **Goal: Complete Phase II**

THE MARKET

These deadly diseases are widespread, with many untapped

markets clear of competition

Currently, the only medicines available for indications (medical conditions) like ARDS and Parkinson's are symptom-treating drugs. We would control large sectors of the market void of completion with our targeted disease-focused treatments.

	Affected Globally	Market Size	Annual Growth
AML	16.3 Million Between 1990-2019	$2.5 Billion By 2030	10.62% Forecast Period: 2022-2030
Hodgkin's Lymphoma	83,087 Reported in 2020	$10.83 Billion By 2030	6.4% Forecast Period: 2022-2030
Parkinson's disease	9.4 Million Reported in 2020	$6.705 Billion By 2030	5.65% Forecast Period: 2022-2030
ARDS	2 Million Reported in 2020	$4.7 Billion By 2028	5.65% Forecast Period: 2022-2028

TOTAL ADDRESSABLE MARKET

$24.7 Billion

COMPARISONS



Company Name	Indications In Development	Market Capitalization

Company Name	Indications in Development	Market Capitalization	
PhorMed	**3 Indications in Phase II**	**$52.7M**	
		October 2023	August 2024
Praxis Precision Medicines (PRAX)	2 Indications in Phase II	$133M	$974M
Sutro Biopharma (STRO)	2 Indications in Phase II	$275M	$308M
Pharvaris (PHVS)	2 Indications in Phase II	$550M	$984M

Qualifications:

- **Phase 3:** 0 clinical trials (all companies have zero trials in Phase 3).

- **Phase 2:** 2 or 3 clinical trials (PhorMed has the advantage with 3 clinical trials at this stage compared to others with only 2).

- **Phase 1 & Pre-Clinical:** All have additional clinical trials and studies in development.

With projected market values ranging between $290M-$1.2B, PhorMed has remarkable growth potential at just $53 million. Invest now and grow with the company.



A Note From the CEO

Dynamic Duo in Science & Business

In a tale that echoes the quintessential American Dream, my father and I represent two halves of a pioneering whole. My father, a distinguished scientist, professor, and former director of Biochemical Pharmacology Research at Rutgers University, has dedicated three decades to the molecular intricacies of RP-323. His foundational discovery, patented in 2001, was the molecule's potential for intravenous application in humans. It wasn't until 2013 that I had the golden opportunity to bring RP-323 to the world alongside him. It's like we're made to work well together: his brain is built for science, and mine is wired to make business deals. Together, we embody an alliance where each complements the other's strengths and weaknesses.

With shared purpose and distinct skills, we aim not only to fulfill the promise of RP-323 but also to expand its applications into new research avenues. These include receiving a patent in 2019 for the Parkinson's disease indication and a patent in 2021 for the Acute Respiratory Distress Syndrome indication. We stand united in a mission that could redefine medical science, encapsulating the spirit of innovation and opportunity that defines America.



Disclaimer

**There are many steps for the company to complete prior to being able to go public. We cannot offer any assurances or guarantees that a go-public transaction will be completed, or the timeline for completion of such a transaction, or if a go-public transaction is completed the valuation at which the transaction would occur.*